

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 13, 2017

Mr. Derek J. Kerr
Chief Financial Officer
American Airlines Group, Inc.
4333 Amon Carter Boulevard
Fort Worth, Texas 76155

> **Re:** **American Airlines Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **Form 8-K furnished on January 27, 2017**
> **File No. 001-08400**

Dear Mr. Kerr:

We have reviewed your response letter dated April 3, 2017, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2017 letter.

General

1. In your response to comment 1 in our letter dated March 22, 2017, you state that U.S. air carriers are not prohibited from selling tickets for travel to or from Syria or Sudan on flights operated by other carriers. However, you do not specify whether you engage, or have engaged, in such activity. Please clarify for us whether you sell tickets for travel to Syria and/or Sudan, and whether you have done so since your letter to us dated June 3, 2013. As we noted in comment 1, your website lists flights to Khartoum, Sudan.

2. You state in your responses to comments 1 and 2 in our letter dated March 22, 2017, that your contacts with Syria or Sudan "if any" are limited. Please clarify for us whether you have had direct or indirect contacts with Syria and/or Sudan since your letter to us dated June 3, 2013, and describe to us all such contacts.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure